Dynatrace, Inc.

1601 Trapelo Road, Suite 116

Waltham, Massachusetts 02451

VIA EDGAR

July 29, 2019

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Matthew Crispino

Re:	Dynatrace, Inc.
Registration Statement on Form S-1
File No. 333-232558

Dear Mr. Crispino:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Dynatrace, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-232558) (the “Registration Statement”) be accelerated to July 31, 2019, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Seo Salimi at (212) 459-7234. We also respectfully request that a copy of the written order from the Securities and Exchange Commission (the “Commission”) verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Seo Salimi, by facsimile to (212) 459-7234.

Under separate cover, Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC and Citigroup Global Markets Inc., as representatives of the underwriters, will send the Commission a letter joining in this request for acceleration of the effective date.

If you have any questions regarding this request, please contact Seo Salimi of Goodwin Procter LLP at (212) 459-7234.

[Remainder of Page Intentionally Left Blank]

Sincerely,

DYNATRACE, INC.

/s/ John Van Siclen
John Van Siclen
Chief Executive Officer

cc:	Craig Newfield, Dynatrace, Inc.
Kenneth J. Gordon, Goodwin Procter LLP
Joseph C. Theis, Jr., Goodwin Procter LLP
Seo Salimi, Goodwin Procter LLP

[Signature Page to Acceleration Request]